SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On November 11, 2015, NeuroDerm Ltd. issued a press release announcing its third quarter 2015 financial results. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On November 11, 2015, NeuroDerm Ltd. issued a press release announcing a streamlined U.S. developed plan following feedback received from the U.S. Federal Drug Administration regarding ND0612H and ND0612L. A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

The press releases attached as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, File No. 333-200331.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: November 11, 2015	By:	/s/Roy Golan
Name: Roy Golan Title: Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Press release dated November 11, 2015, announcing its third quarter 2015 financial results.

99.2	Press release dated November 11, 2015, announcing a streamlined U.S. developed plan following feedback received from the U.S. Federal Drug Administration regarding ND0612H and ND0612L.